UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the date of February 13, 2007

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1);  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7);  ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated February 12, 2007 regarding Pixelplus’ announcements on obtaining a complete victory in the Seoul Central District Court on the disputed process patents claimed by MagnaChip

Exhibit 99.1

Pixelplus Obtains Complete Victory in the Seoul Central District Court on the Disputed Process Patents Claimed by MagnaChip

Press Release

SEOUL, South Korea, February 12, 2007 — Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company in Korea that designs, develops, and markets CMOS image sensors for various consumer electronics applications, today announced it obtained a completely positive and affirmative ruling in the patent infringement proceedings from the Seoul Central District Court (“Seoul Court”) on the disputed color filter and contact hole process patents claimed by MagnaChip Semiconductor (“MagnaChip”). In October 2006, Pixelplus announced a separate favorable development in Seoul Court when it reported that MagnaChip’s claims on the disputed photo diode and sensor patents were completely withdrawn from MagnaChip’s complaint.

Turning to the patent cancellation and invalidation proceedings in the Patent Court, in December 2006, MagnaChip filed an appeal to reverse the ruling on the disputed contact hole process patent, which was effectively cancelled and invalidated by the Intellectual Property Tribunal of the Korea Intellectual Property Office (“KIPO”). In January 2007, the Company filed an appeal to obtain a positive ruling on the disputed color filter patent, which was not cancelled or invalidated by KIPO.

As the Company remains highly confident, it believes MagnaChip’s additional claims and appeals are without merit and will continue to execute all necessary actions to vigorously oppose them.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution, and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors and SoC solutions for use in webcams and notebook embedded cameras, toys and games, and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop CMOS image sensors with sharp, colorful and enhanced image quality, size efficiency, and low power consumption.

Forward Looking Statement

This press release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’ reports and documents filed from time to time with the U.S. Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing, or unanticipated events or circumstances.

Contact:

Shane Y. Hong

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London – Melanie Ashworth at +44 (0) 20 7614 2900

New York – Allon Bloch at +1 212 889 4350

Seoul – Jisook Shim at +82 (0) 2 2000 5753

Tokyo – Yuhau Lin at +81 (0) 3 5444 2730

Email pixelplus@taylor-rafferty.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Pixelplus Co., Ltd.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

February 13, 2007